Exhibit 99.1

POET TECHNOLOGIES ANNOUNCES US$25 MILLION OFFERING PRICED AT A PREMIUM TO MARKET

Toronto, Ontario, April 28, 2025 – POET Technologies Inc. (“POET” or the “Corporation”) (TSXV: PTK; NASDAQ: POET), a leader in the design and implementation of highly-integrated optical engines and light sources for artificial intelligence networks today announces its intention to complete a non-brokered public offering of 5,000,000 units of the Corporation (the “Units”) at a price of US$5.00 per Unit (the “Issue Price”) for aggregate gross proceeds to the Corporation of US$25 million (the “Offering”). Each Unit will be comprised of one common share of the Corporation (each, a “Common Share”) and one common share purchase warrant of the Corporation (each, a “Warrant”), with each Warrant being exercisable to acquire one Common Share at a price of C$8.32 for a period of five years from the date of issuance.

The Issue Price represents a premium of approximately 21.8% over the closing price of the Common Shares on the TSX Venture Exchange on Friday, April 25, 2025. The Corporation anticipates using the net proceeds of the Offering for working capital and general corporate purposes.

The Offering will be made by way of a prospectus supplement (the “Prospectus Supplement”) to the short form base shelf prospectus of the Corporation dated September 6, 2024, which Prospectus Supplement will be prepared and filed by the Corporation prior to the closing of the Offering with the securities regulatory authorities in each of the provinces and territories of Canada, as well as with the U.S. Securities and Exchange Commission as part of the Corporation’s U.S. registration statement on Form F-10 (“Form F-10”) (Registration No. 333-280553) under the U.S.-Canada Multijurisdictional Disclosure System, with such additions thereto and deletions therefrom as may be permitted or required by Form F-10. The Offering is expected to be fully subscribed by a single institutional investor in Canada that qualifies as an “accredited investor” under National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators.

The consummation of the Offering remains subject to the receipt of all regulatory approvals, including the approval of the TSX Venture Exchange (the “Exchange”), and the satisfaction of other customary closing conditions. No commission or finder’s fee will be paid in connection with the Offering.

The Corporation had announced the terms of a similar offering on December 12, 2024. However, the Corporation decided to postpone such offering in order to prioritize the completion of its previously announced acquisition of Quanzhou San’an Optical Communication Technology Co., Ltd.’s 24.8% interest in Super Photonics Integrated Circuit Xiamen Co., Ltd. (“SPX”) and meet key milestones related to establishing assembly and manufacturing capabilities in Malaysia. With the SPX acquisition now complete and the Malaysia expansion well underway, the Corporation and the investor have agreed to revised offering terms and anticipate completing the Offering on or about May 15, 2025. With an already robust cash position, the completion of the current offering will be used to further establish the Corporation as a leading supplier of optical engines and light sources that power connectivity in artificial intelligence systems and networks.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About POET Technologies Inc.

POET is a design and development company offering high-speed optical engines, light source products and custom optical modules to the artificial intelligence systems market and to hyperscale data centers. POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET’s Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET’s Optical Interposer platform also solves device integration challenges across a broad range of communication, computing and sensing applications. POET is headquartered in Toronto, Canada, with operations in Singapore, Penang, Malaysia and Shenzhen, China. More information about POET is available on our website at www.poet-technologies.com

Media Relations Contact: Adrian Brijbassi Adrian.Brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include, without limitation, the Corporation’s expectations with respect to consummation of the Offering, the Corporation’s ability to complete the Offering on the announced terms, the Corporation’s products, the scalability of the POET Optical Interposer and the success of the Corporation’s products, the Corporation’s ability satisfy all closing conditions and close the Offering within the announced timeline, the investor acquiring all of the Units under the Offering on the terms announced, the Corporation’s use of proceeds for the Offering, the Corporation’s ability to complete the Malaysia expansion, the Corporation’s ability to obtain the final approval of the Exchange, the Corporation being well-capitalized upon the closing of the Offering and the Corporation being able to advance its business objectives. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the size of the market for its products, the capability of SPX to produce products on time and at the expected costs, the performance and availability of certain components, and the success of its customers in achieving market penetration for their products. Actual results could differ materially due to a number of factors, including, without limitation, the attractiveness of the Corporation’s product offerings, performance of its technology, the performance of key components, and ability of its customers to sell their products into the market. For further information concerning these and other risks and uncertainties, refer to the Corporation’s filings on SEDAR+ at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov. Although the Corporation believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Corporation’s securities should not place undue reliance on forward-looking statements because the Corporation can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Corporation assumes no obligation to update or revise this forward-looking information and statements except as required by applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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